For six months ended (a) June 30, 1996
File number (c) 811-5123

                        SUB-ITEM 77J

            Restatement of Capital Share Account

       The   Fund   accounts  for   and   reports
distributions to shareholders in accordance  with
the   American  Institute  of  Certified   Public
Accountants'   Statement   of   Position    93-2:
Determination,    Disclosure,    and    Financial
Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment
Companies. The effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized losses on investments by $7,675,306 for foreign currency gains realized or recognized during the six months ended June 30, 1996. Net investment income, net realized gains and net assets were not affected by this change.